SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006,
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from __________ to __________
Commission file number 1-32630
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: The Fidelity National Financial Group 401(k) Profit Sharing Plan.
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Fidelity National Financial, Inc. (formerly known as Fidelity National Title Group, Inc.),601 Riverside Ave., Jacksonville, FL 32204
REQUIRED INFORMATION
Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

FIDELITY NATIONAL FINANCIAL GROUP
401(K) PROFIT SHARING PLAN
Financial Statements and
Supplemental Schedule
December 31, 2006 and 2005
(With Report of Independent Registered Public Accounting Firm Thereon)

FIDELITY NATIONAL FINANCIAL GROUP
401(K) PROFIT SHARING PLAN
All other schedules are omitted because they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm
The Advisory Committee
Fidelity National Financial Group
401(k) Profit Sharing Plan:
We have audited the accompanying statements of net assets available for benefits of Fidelity National Financial Group 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2006 and 2005 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
As further described in Note 2, the Plan adopted FSP AAG INV-1 and SOP 94-4-1 for the years ended December 31, 2006 and 2005.
/S/ KPMG LLP
June 28, 2007
Jacksonville, Florida
Certified Public Accountants

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets:
Investments, at fair value:
Cash and cash equivalents	$5,681,515	$2,981,974
Common/collective trust funds	259,105,071	330,664,565
Corporate bond fund	3,804,732	2,494,921
Mutual funds	375,942,867	439,731,510
Common stock	112,563,848	—
Employer common stock	179,512,169	352,302,376
Participant loans	24,369,321	33,250,833

Total investments	960,979,523	1,161,426,179

Receivables:
Participant contributions	51,195	4,058,650
Employer contributions	—	1,490,377
Due from broker for securities sold	5,486,802	2,511,050
Accrued interest	604,300	200,168

Total receivables	6,142,297	8,260,245

Total assets	967,121,820	1,169,686,424

Liabilities:
Refund of excess contributions	140	1,504
Due to broker for securities purchased	3,055,242	112,114

Total liabilities	3,055,382	113,618

Net assets available for benefits at fair value	964,066,438	1,169,572,806
Adjustment from fair value to contract value for interest in collective trust funds relating to fully benefit-responsive investment contracts	2,415,774	3,016,176

Net assets available for benefits	$966,482,212	1,172,588,982

See accompanying notes to financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2006 and 2005

	2006	2005
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in investments	$107,156,865	(18,789,554)
Interest	3,765,067	4,521,086
Dividends, including $32,392,656 of stock dividends in 2005	12,555,535	110,309,746

Net investment gain	123,477,467	96,041,278

Contributions:
Participant	84,667,446	120,875,358
Employer — cash contributions	29,914,309	42,094,059

Total contributions	114,581,755	162,969,417
Transfer in of net assets from merged plans	3,067,910	18,134,059

Total additions	241,127,132	277,144,754

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	80,479,780	74,520,171
Transfer out of net assets to FIS 401(k)	366,543,657	—
Administrative expenses	210,465	262,848

Total deductions	447,233,902	74,783,019

Net (decrease) increase	(206,106,770)	202,361,735
Net assets available for benefits:
Beginning of year	1,172,588,982	970,227,247

End of year	$966,482,212	1,172,588,982

See accompanying notes to financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(1)	Description of Plan

The following description of Fidelity National Financial Group 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan covering all employees of Fidelity National Financial, Inc. (the Company or Employer) and its Affiliated and Related Companies, who have attained age 18 and have completed 90 days of service, and elect to participate in the Plan. Affiliated Companies are defined as members of a controlled group of corporations or other entities that are under common control. Related Companies, while related, are not considered members of a controlled group of corporations or other entities that are under common control. Union members and temporary employees who have not completed at least 1,000 hours of service are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Prior to October 24, 2006, the Plan was sponsored by another company, also called Fidelity National Financial, Inc. (“Old FNF”). On October 24, 2006, Old FNF distributed to its shareholders all of its shares of the common stock of Fidelity National Title Group, Inc. (“FNT”), making FNT a stand alone publicly traded company. This resulted in a distribution of FNT common stock to Plan participants who held shares of Old FNF and a reduction in the value of Old FNF shares equal to the value of the distribution of FNT common stock. On November 9, 2006, Old FNF was merged with an into Fidelity National Information Services, Inc. (“FIS”), which was then a majority owned subsidiary of Old FNF, after which FNT’s name was changed to Fidelity National Financial, Inc. This resulted in a distribution of FIS common stock to Plan participants who held shares of Old FNF, the elimination of shares of Old FNF common stock held by Plan participants, and the renaming of investments in FNT common stock held by Plan participants. The Plan is now sponsored by the Company for the benefit of its employees as noted above.

(b)	Plan Amendments

Effective January 1, 2006, the Plan Committee elected to include a Roth 401(k) investment option in the Plan.

Effective January 1, 2005, the Plan Committee resolved to amend the Plan to include a negative election. Under this provision, any employee whose date of hire is on or after January 1, 2005 will automatically have a 2% deferral of compensation unless a contrary election is made. Effective January 1, 2006, the Plan Committee increased the automatic enrollment percentage for new hires from 2% to 3% for eligible employees hired on or after January 1, 2006.

Effective January 1, 2005, the Plan Committee resolved to amend the Plan to limit the deferrals of highly compensated employees to 7%.

(c)	Plan Mergers

Following approval by the board of directors of the Company, Service Link 401(k), a defined contribution employee benefit plan, was merged into the Plan effective April 10, 2006. The accompanying 2006 statement of changes in net assets available for benefits reflects the transfer in of net assets of the Service Link 401(k) plan in the amount of $3,067,910.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006 and 2005
The board of directors of the Company approved numerous defined contribution employee benefit plans to be merged into the Plan throughout 2005. The accompanying 2005 statement of changes in net assets available for benefits reflects the transfer in of net assets of these merged plans in the amount of $18,134,059. The following presents the effective dates and plan name of each of the merged plans:

Effective March 1, 2005, the Lakeland Title Service, Inc. 401(k) Profit Sharing Plan was merged into the Plan.

Effective March 1, 2005, Geotrac 401(k) Savings Plan was merged into the Plan.

Effective February 16, 2005, Bankware Profit Sharing Plan was merged into the Plan.

Effective April 15, 2005, First Michigan Title 401(k) Plan was merged into the Plan.

Effective August 31, 2005, Hamilton & Sullivan, Ltd. 401(k) Plan, was merged into the Plan.

Effective November 11, 2005, InterCept 401(k) Plan was merged into the Plan.

(d)	Transfer of net assets to Fidelity National Information Services 401(k) Profit Sharing Plan

Effective, January 1, 2006, Fidelity National Information Services, Inc. (“FIS”), which was then a majority owned subsidiary of Old FNF, formed a 401(k) plan and, on March 24, 2006, the account balances relating to employees of FIS, amounting to approximately $367 million, were transferred out of the Plan to the new Fidelity National Information Services 401(k) Profit Sharing Plan.

(e)	Contributions

During 2006 and 2005, participants could contribute up to 40% of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, as well as direct rollovers from individual retirement accounts or annuities. Participants direct the investment of their contributions into various investment options offered by the Plan. At December 31, 2006 and 2005, the Plan offered four common/ collective trust funds, one corporate bond fund, and eight mutual funds as investment options for participants. Investment options also included one common stock fund at December 31, 2006 and two common stock funds at December 31, 2005. During Plan years 2006 and 2005, the Company made matching contributions equal to 50% of participant deferrals up to 6% of eligible compensation for all Company employees. Discretionary employer contributions may be made at the option of the Company’s board of directors. No discretionary employer contributions were made during the Plan years ended December 31, 2006 and 2005. All employer contributions are participant directed. Contributions are subject to certain limitations.

(f)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s contribution, and an allocation of Plan earnings and charged with an allocation of Plan losses, if any.

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(g)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon, is based on years of service as follows:

Vested
Number of years of service	percentage
Less than 1 year	0%
1 year	34
2 years	67
3 years or more	100
(h)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of their account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. Interest rates range from 5.0% to 11.0% and from 6.25% to 8.25% on loans outstanding as of December 31, 2006 and December 31, 2005, respectively. Principal and interest is paid ratably through payroll deductions.

(i)	Payment of Benefits

On termination of service, a participant may receive the value of the participant’s vested interest in his or her account as a lump-sum distribution.

(j)	Forfeited Accounts

At December 31, 2006 and 2005, forfeited nonvested accounts totaled $770,662 and $687,682, respectively. Forfeitures may be used to restore the accounts of former participants, pay administrative expenses of the Plan if not paid by the Plan sponsor, or reduce future employer contributions. During Plan years 2006 and 2005, forfeitures of nonvested accounts of $929,118 and $1,146,912, respectively, were used to reduce employer contributions.

(k)	Administrative Expenses

Administrative expenses of the Plan that are not paid by the Plan Sponsor are paid by the Plan.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(c)	Certain reclassifications

Certain reclassifications have been made in the 2005 Statement of Net Assets Available for Benefits to conform to the classifications used in 2006.

(d)	Risk and Uncertainties

The Plan provides for various investment options in common/collective trust funds, corporate bond funds, mutual funds, and common stock. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect the participants’ account balances and the amounts reported in the financial statements.

(e)	Concentration of Investments

Included in the Plan’s net assets available for benefits at December 31, 2006 are investments in Employer common stock for Fidelity National Financial, Inc., (7,517,307 shares) amounting to $179,512,169, or approximately 19% of net assets, and for Fidelity National Information Services, Inc. (2,807,778 shares) amounting to $112,563,848, or approximately 12% of net assets.

Included in the Plan’s net assets available for benefits at December 31, 2005 are investments in Old FNF (8,525,551 shares) amounting to $313,654,894 and in the Employer’s common stock, formerly known as Fidelity National Title Group, Inc., (1,587,245 shares) amounting to $38,647,482, the combined value of which represents approximately 30% of the Plan’s net assets.

(f)	Investment Valuation and Income Recognition

In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and Statement of Position 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”). The FSP provides a definition of fully benefit-responsive investment contracts and guidance on financial statement presentation and disclosure of fully benefit-responsive investment contracts.

The Plan has adopted the FSP for the year ended December 31, 2006 and has retroactively applied its provisions to the December 31, 2005 presentation of investments in the accompanying statements of Net Assets Available for Plan Benefits as required by the FSP. One of the investment options offered by the Plan, the Wells Fargo Stable Return Fund N (the “Stable Return Fund”), is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit-responsive within the meaning of the FSP. The FSP requires that the Plan report its investment in the Stable Return Fund at fair value. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, in the Statements of Net Assets Available for Benefits, the Stable Return Fund, along with the Plan’s other investments, is stated at fair value with a corresponding adjustment to reflect the investment in the Stable Return Fund at contract value. The adoption of the FSP had no impact on net assets available for plan benefit or changes in net assets available for plan benefit.

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The common/collective trust fund investments and the corporate bond fund are valued based on the underlying unit values reported by the respective fund’s audited financial statements as of the Plan’s year end. The common stock of Fidelity National Financial, Inc. and Fidelity National Title Group, Inc. are valued at quoted market prices. Participant loans are valued at cost, which approximates fair value as of the Plan’s year end.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006 and 2005
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

(g)	Payment of Benefits

Benefits are recorded when paid.
(3)	Investments

The following presents the Plan’s investments, at fair value, as of December 31, 2006 and 2005 with individual investments that represent 5% or more of the Plan’s net assets separately identified:

	2006	2005
Wells Fargo S&P500 Index Fund	$62,297,774	$89,151,107
Wells Fargo Stable Return Fund	170,139,499	212,424,998
ABN Amro Growth Fund	107,921,929	120,316,262
Julius Baer International Equity Fund Institutional Shares #1523	50,352,253	45,655,698
Oakmark Equity and Income Fund	105,771,107	116,964,093
Fidelity National Financial, Inc. Common Stock	179,512,169	316,313,952
Fidelity National Information Services, Inc. Common Stock	112,563,848	—
All other investments less than 5%	172,420,944	260,600,069

Total	$960,979,523	$1,161,426,179

As stated in Note 2(e) above, the Stable Return Fund, which is deemed to be fully benefit-responsive, is stated at fair value on the Statement of Net Assets Available for Benefits, with a corresponding adjustment to reflect contract value. The fair value of this fund as of December 31, 2006 and 2005 was $170,139,499 and $212,424,998, respectively. The contract value of the fund as of December 31, 2006 and 2005, which is a component of net assets available for benefits, totaled $172,555,273 and $215,441,174, respectively. During 2006 and 2005, this fund yielded approximately 4.37% and 4.02%, respectively.

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value, by investment type, as follows:

Net appreciation (depreciation) in fair value of investments:
Common/collective trust funds	$21,943,185
Corporate bond fund	(16,890)
Mutual funds	34,625,721
Common stock	36,795,752
Employer common stock	14,409,500

Net appreciation (depreciation) in fair value of investments	107,757,268
Adjustment from fair value to contract value for interest in collective trust funds relating to fully benefit-responsive investment contracts	(600,403)

Net appreciation in investments	$107,156,865

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value, by investment type, as follows:

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006 and 2005

Net appreciation (depreciation) in fair value of investments:
Common/collective trust funds	$10,876,286
Corporate bond fund	(16,874)
Mutual funds	15,679,942
Employer common stock	(48,509,982)

Net appreciation (depreciation) in fair value of investments	(21,970,628)
Adjustment from fair value to contract value for interest in collective trust funds relating to fully benefit-responsive investment contracts	3,181,074

Net depreciation in investments	$(18,789,554)

Dividends on Old Fidelity National Financial, Inc. (“Old FNF”) common stock totaled $4,620,986 and $104,434,786 in 2006 and 2005, respectively.

Dividends on Fidelity National Financial, Inc. (“FNF”) common stock totaled $3,689,596 and $377,220 in 2006 and 2005, respectively.

Dividends on Fidelity National Information Services, Inc.(“FIS”) common stock totaled $140,581 in 2006.

On September 26, 2005, Old FNF declared a dividend to its stockholders of record as of October 6, 2005 which resulted in a distribution on October 17, 2005 of 17.5% of its interest in Fidelity National Title Group, Inc. (“FNT”), which represented the title insurance segment of Old FNF. Prior to October 17, 2005, FNT was a wholly-owned subsidiary of Old FNF. The amount of the dividend was $32,392,656.

(4)	Related Party Transactions

Certain Plan investments are shares of common collective trust funds managed by Wells Fargo Trust Operations (Wells Fargo). Wells Fargo is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Other Plan investments are shares of the common stock of the Company and of FIS, also a party-in-interest as described in notes 2(d) and 3.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 14, 2005 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The current determination letter covers the most recent amended and restated version of the Plan, and the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2006:

Net assets available for benefits per the financial statements	$966,482,212
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,415,774)

Net assets available for benefits per the Form 5500	$964,066,438

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2006:

Total investment income per the financial statements	$123,477,467
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,415,774)

Total investment income per the Form 5500	$121,061,693

SUPPLEMENTAL SCHEDULE

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of issuer, borrower,
lessor, or similar party	Description of investment	Shares/units	Cost	Current value
	Cash and cash equivalents
* Wells Fargo Trust Operations	Wells Fargo Short-term Investment Fund	5,681,515	$5,681,515	$5,681,515

	Common/collective trust funds:
* Wells Fargo Trust Operations	Wells Fargo S&P 500 Index Fund	1,015,614	(1)	62,297,774
* Wells Fargo Trust Operations	Wells Fargo Stable Return Fund	4,350,686	(1)	170,139,499
* Wells Fargo Trust Operations	Wells Fargo S&P Midcap Fund	1,119,634	(1)	18,440,380
* Wells Fargo Trust Operations	Well Fargo International Equity Fund	551,805	(1)	8,227,418

	Corporate bond fund:
Vanguard	Vanguard Intermediate Term Bond Fund	371,194	(1)	3,804,732

	Mutual funds:
ABN Amro Asset Management, Inc.	ABN Amro Growth Fund	3,304,407	(1)	107,921,929
ABN Amro Asset Management, Inc.	ABN Amro/Veredus Aggressive Growth Fund	1,678,854	(1)	29,413,521
Julius Baer	Julius Baer International Equity Fund Institutional Shares #1523	1,167,566	(1)	50,352,253
Oakmark Equity and Income	Oakmark Equity and Income Fund	4,086,982	(1)	105,771,107
Robertson Stephens	Robertson Stephens Value Fund Class A	291,143	(1)	7,986,047
The Dreyfus Corporation	Dreyfus Small Cap IndexFund	327,930	(1)	7,711,933
The Dreyfus Corporation	Dreyfus Intermediate Term Income Fund	2,442,050	(1)	30,647,653
Van Kampen Investments	Van Kampen Comstock Fund	1,877,321	(1)	36,138,424

	Common stocks:
* Fidelity National Financial, Inc.	Fidelity National Financial, Inc.	7,517,307	(1)	179,512,169
* Fidelity National Information Services, Inc.	Fidelity National Information Services, Inc.	2,807,778	(1)	112,563,848
* Participant loans	Participant loans, various maturities, interest rates 5.0% — 11.0%, balances collateralized by participant account, a total of 4,942 loans are outstanding			24,369,321

				$960,979,523

* Party in interest.
(1) Cost information has not been included because investments are participant directed.
See accompanying report of independent registered public accounting firm.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

The Fidelity National Financial Group 401(k) Profit Sharing Plan
Date: June 28, 2007	/s/ Karen Harper
KAREN HARPER TRUSTEE

EXHIBIT INDEX

Exhibit No.		Page No.
23	Consent of KPMG, LLP